UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

September 9, 2025

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In the Matter of

HONG XIANG HUI ZHI HOLDINGS LIMITED
916 Palm Springs International Ctr
199 Tianfu Avenue, Wuhou District
Chengdu, Sichuan Province
China

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-282800

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      HONG XIANG HUI ZHI HOLDINGS LIMITED filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

      HONG XIANG HUI ZHI HOLDINGS LIMITED has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

      In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on September 9, 2025.

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mara Ransom
Office Chief